Exhibit 99.122

UBS LOAN FINANCE LLC	UBS SECURITIES LLC
677 Washington Boulevard	299 Park Avenue
Stamford, Connecticut 06901	New York, New York 10171
September 1, 2006
Blue Pearl USA Ltd.
Blue Pearl Mining Ltd.
6 Adelaide Street East,
     Suite 500
Toronto, Ontario
M5C 1H6
Attention: Ian McDonald
Bank Facilities Commitment Letter
Ladies and Gentlemen:
          Blue Pearl USA Ltd. and Blue Pearl Mining Ltd. have advised UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS” and, together with UBS, “we” or “us”) that Blue Pearl USA Ltd. (“Merger Sub”), a Colorado corporation and a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”), proposes to merge (the “Acquisition”) with and into Thompson Creek Metals Company (the “Acquired Business”), a Colorado corporation, with the Acquired Business surviving such merger. The Acquisition will be effected pursuant to an agreement and plan of merger (the “Acquisition Agreement”) among Parent, Merger Sub, F. Steven Mooney (“Seller”) and the Acquired Business. All references to “dollars” or “$” in this agreement and the attachments hereto (collectively, this “Commitment Letter”) are references to United States dollars. All references to “Borrower” prior to consummation of the Acquisition shall mean Merger Sub, and all references to “Borrower” or “Borrower and its subsidiaries” for any period from and after consummation of the Acquisition shall include the Acquired Business.
          We understand that the sources of funds required to fund the Acquisition consideration, to pay fees, commissions and expenses of up to $12.0 million in connection with the Transactions (as defined below) and to provide ongoing working capital requirements of Borrower and its subsidiaries following the Transactions will include:
•	senior secured first lien credit facilities consisting of (i) a senior secured first lien term loan facility to Borrower of $325.0 million (the “First Lien Term Loan Facility”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the “First Lien Term Sheet”) and (ii) a senior secured first lien revolving credit facility to Borrower of up to $25.0 million (the “Revolving Credit Facility” and, together with the First Lien Term Loan Facility, the “First Lien Facilities”), as described in the First Lien Term Sheet, of which Revolving Credit Facility none will be drawn immediately after giving effect to the Transactions;
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•	a senior secured second lien term loan facility to Borrower of $125.0 million (the “Second Lien Facility” and, together with the First Lien Term Loan Facility, the “Term Loan Facilities”; the Term Loan Facilities and the Revolving Credit Facility being collectively referred to as the “Bank Facilities”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex II (the “Second Lien Term Sheet” and, together with the First Lien Term Sheet, the “Term Sheets”); and

•	cash common equity investments in Borrower of not less than $150.0 million (the “Equity Financing”) by Parent and one or more other investors reasonably satisfactory to us (the “Equity Investors”).
No other financing will be required to fund the Acquisition consideration and to pay fees, commissions and expenses of up to $12.0 million in connection with the Transactions. Immediately following the Transactions, neither Borrower nor any of its subsidiaries will have any indebtedness or preferred equity other than the Bank Facilities and equipment lease indebtedness aggregating approximately $10.0 million. As used herein, the term “Transactions” means the Acquisition, the initial borrowings under the Bank Facilities, the Equity Financing and the payments of fees, commissions and expenses in connection with each of the foregoing.
     Commitments.
          Parent and Merger Sub have requested that UBS commit to provide the Bank Facilities and that UBSS agree to structure, arrange and syndicate the Bank Facilities.
          UBS is pleased to advise you of its commitment to provide the entire amount of the Bank Facilities to Borrower upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The commitment of UBS and each other Lender (as defined below) hereunder is subject to the negotiation, execution and delivery of definitive documentation (the “Bank Documentation”) with respect to the Bank Facilities reasonably satisfactory to UBS and the other Lenders reflecting, among other things, the terms and conditions set forth in the Term Sheets and in Annex III hereto (the “Conditions Annex”) and in the letter of even date herewith addressed to Parent and Merger Sub providing, among other things, for certain fees relating to the Bank Facilities (the “Fee Letter”). The closing date of the Transactions and the concurrent closing of the Bank Facilities (the “Closing Date”) shall be a date mutually agreed upon between Merger Sub and us, but in any event shall not occur until the terms and conditions hereof and in the Term Sheets and the Conditions Annex (including the conditions to initial funding) have been satisfied.
     Syndication.
          It is agreed that UBSS will act as the sole and exclusive advisor, arranger and book manager for the Bank Facilities, and, in consultation with Merger Sub, will exclusively manage the syndication of the Bank Facilities, and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles. It is further agreed that no additional advisors, agents, co-agents, arrangers or book managers will be appointed and no Lender (as defined below) will receive compensation with respect to any aspect of the Bank Facilities outside the terms con-

tained herein and in the Fee Letter in order to obtain its commitment to participate therein, in each case unless Merger Sub and we so agree.
          UBS reserves the right, prior to or after execution of the Bank Documentation with respect to each of the First Lien Facilities and the Second Lien Facility, in consultation with Merger Sub, to syndicate all or a portion of its loans and/or commitments to one or more institutions that will become parties to the Bank Documentation (UBS and the institutions becoming parties to the Bank Documentation with respect to all or a portion of the Bank Facilities, the “Lenders”).
          UBSS will exclusively manage all aspects of the syndication of the Bank Facilities, including selection of additional Lenders, determination of when UBSS will approach potential additional Lenders, awarding of any naming rights and the final allocations of the commitments in respect of the Bank Facilities among the additional Lenders. Parent and Merger Sub agree to actively assist UBSS in achieving a timely syndication of the Bank Facilities that is reasonably satisfactory to UBSS and the Lenders. To assist UBSS in its syndication efforts, Parent and Merger Sub agree that it will, and will cause its representatives and advisors to, and will use commercially reasonable efforts to cause its representatives and advisors to, (a) promptly prepare and provide all financial and other information as we may reasonably request with respect to Parent, Merger Sub, the Acquired Business, their respective subsidiaries and the transactions contemplated hereby, including but not limited to financial projections (the “Projections”) relating to the foregoing, (b) provide copies of any due diligence reports or memoranda prepared at the direction of Parent or Merger Sub or any of its affiliates by legal, accounting, tax or other advisors in connection with the Acquisition (subject to the delivery of customary non-disclosure agreements reasonably acceptable to UBS and Parent), (c) use commercially reasonable efforts to ensure that such syndication efforts benefit materially from existing lending and other financing relationships of Parent and its subsidiaries, (d) make available to prospective Lenders senior management and advisors of Parent and its subsidiaries, (e) host, with UBSS, one or more meetings with prospective Lenders, (f) assist UBSS in the preparation of one or more confidential information memoranda (and other similar marketing material) reasonably satisfactory to UBSS with respect to the Bank Facilities and (g) obtain, at your expense, monitored public ratings of the Bank Facilities from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) at least 30 days prior to the Closing Date and to participate actively in the process of securing such ratings, including having senior management of Parent and Merger Sub meet with such rating agencies. In addition, Parent and Merger Sub shall use their commercially reasonable efforts to cause the Acquired Business to actively assist UBSS in achieving a timely syndication of the Bank Facilities that is reasonably satisfactory to UBSS and the Lenders, including by way of providing the assistance described in the immediately preceding sentence. UBS acknowledges that Parent and Merger Sub do not control the Acquired Business prior to the Closing Date.
          At our request, Parent and Merger Sub agree to prepare a version of the information package and presentation and other marketing materials to be used in connection with the syndication that do not contain material non-public information concerning Parent, Merger Sub or the Acquired Business, their respective affiliates or their securities. In addition, Parent and Merger Sub agree that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders in connection with the syndication of the Bank Facilities, whether through an Internet website (including, without limitation, an IntraLinks work-

space), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Parent, Merger Sub or the Acquired Business, their respective affiliates or their securities.
     Information.
          Parent and Merger Sub hereby represent and covenant that (a) all information (other than the Projections and other than information of a general economic nature) that has been or will be made available to us or any of the Lenders by Parent, Merger Sub, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading and (b) the Projections that have been or will be made available to us or any of the Lenders by Parent, Merger Sub, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by Parent and Merger Sub to be reasonable (it being understood that projections by their nature are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved). Parent and Merger Sub agree to supplement the information and the Projections from time to time and agree to promptly advise us and the Lenders of all developments materially affecting Parent, Merger Sub, the Acquired Business, any of their respective subsidiaries or affiliates or the transactions contemplated hereby or the accuracy of Information and Projections previously furnished to us or any of the Lenders.
     Compensation.
          As consideration for the commitments of the Lenders hereunder with respect to the Bank Facilities and the agreement of UBSS to structure, arrange and syndicate the Bank Facilities and to provide advisory services in connection therewith, Parent and Merger Sub agree, on a joint and several basis, to pay, or cause to be paid (including by causing the Acquired Business concurrently with or after the Closing Date to pay), the fees set forth in the Term Sheets and the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.
     Conditions.
          The commitment of UBS hereunder with respect to the Bank Facilities and UBSS’s agreement to perform the services described herein may be terminated by us if (i) any information submitted to us by or on behalf of Parent, Merger Sub, the Acquired Business or any of their respective subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by us to be material; (ii) any change shall occur since September 30, 2005, or any additional information shall be disclosed to or discovered by UBS (including, without limitation, information contained in any review or report required to be provided to it in connection herewith), which we determine has had or could reasonably be expected to have either (A) a material adverse effect on the business, properties, financial condition or results of operations of the Acquired Business and its subsidiaries, taken as a whole (other than effects relating to (1) the molybdenum mining industry in general that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, compared to other industry participants, (2) general economic, financial, securities market, regulatory or political conditions in the United States or elsewhere that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, (3) the announcement of the Acquisition Agreement, (4) the relative values of the United States dollar and the Canadian dollar or (5) decreases in the price of molybdenum) or (B) a material adverse effect on the ability of the Acquired Business to perform its obligations under the Acquisition Agreement; (iii) at any time on or prior to the completion of the Equity Financing, in our reasonable judgment, a material adverse change or material disruption has occurred after the date of this Commitment Letter in the financial, banking or capital markets generally (including, without limitation, the markets for loans to or debt securities issued by companies similar to Merger Sub or the Acquired Business), which has had or could reasonably be expected to have a material adverse effect on the syndication of any material portion of the Bank Facilities; or (iv) any condition set forth in either the Term Sheet or the Conditions Annex is not satisfied or any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with.
     Clear Market.
          From the date of this Commitment Letter until the earlier to occur of (a) the date that is 90 days after the date of this Commitment Letter and (b) our completion of syndication (as determined by us and notified in writing to you) of each portion of the Bank Facilities, Parent and Merger Sub will ensure that no debt financing for Parent, Merger Sub, the Acquired Business or any of your or their respective subsidiaries or affiliates is announced, syndicated or placed without our prior written consent if such financing, syndication or placement would have, in our judgment, a detrimental effect upon the transactions contemplated hereby.
     Indemnity and Expenses.
          By your acceptance below, you hereby agree to indemnify and hold harmless UBS, UBSS and the other Lenders and our and their respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Facilities or any of the transactions contemplated hereby or thereby or the providing or syndication of the Bank Facilities (or the actual or proposed use of the proceeds thereof), and to reimburse each Indemnified Person promptly upon its written demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding); provided that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person.

          You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be a final judgment against an Indemnified Person, you shall, subject to the proviso in the first sentence of the preceding paragraph, indemnify such Indemnified Person from and against any loss or liability by reason of such settlement or judgment. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Person. None of us or any other Lender (or any of their respective affiliates) shall be responsible or liable to Parent, Merger Sub, the Acquired Business or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any indirect, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Facilities or the transactions contemplated hereby or thereby. In addition, you hereby agree to reimburse us and each of the Lenders from time to time upon demand for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses of UBS and UBSS, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the syndication and execution of the Bank Facilities, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter, the Bank Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Closing Date occurs or any Bank Documentation is executed and delivered or any extensions of credit are made under any portion of the Bank Facilities.
     Confidentiality.
          This Commitment Letter is executed and delivered by UBS and UBSS to Parent or Merger Sub upon the condition that neither the existence of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter nor any of their contents shall be disclosed by Parent or Merger Sub or any of their respective affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or otherwise required by law or by any subpoena or similar legal process, or at the request of, or required by, any regulatory authority, (ii) to Parent’s and Merger Sub’s directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, and (iii) to Sojitz Moly Resources Inc. and its directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. In addition, this Commitment Letter, the Term Sheets and the Conditions Annex (but not the Fee Letter) may be disclosed to the Acquired Business, Seller and their respective directors, officers, employees, investment bankers or advisors and their respective legal counsel, accountants or direct or indirect shareholders or equityholders, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. UBS and UBSS acknowledge that it is Parent’s intention to issue a press release in connection with the execution of the Acquisition Agreement and this Commitment Letter with respect to the Transactions, and Parent and Merger Sub agree that any such press release shall be subject to the prior review and comment of UBS and UBSS. In any event, no press release may mention this Commitment Letter or any role of UBS or any of its affiliates unless this Commitment Letter has been accepted and agreed to by you. This Commitment Letter is executed and delivered by Parent and Merger Sub to UBS and UBSS upon the condition that neither the existence of this Commitment Letter, the Term Sheets, the Conditions Annex, the Fee Letter nor any of their contents shall be disclosed by UBS or UBSS or any of their respective affiliates, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or by any subpoena or similar legal process, or at the request, or required by, of any regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (ii) to UBS’s and UBSS’s directors, officers, employees, or advisors and their respective legal counsel, accountants or direct or indirect shareholders, (iii) in connection with the exercise of any remedies hereunder or under the Fee Letter or any action or proceeding relating hereto or thereto or the enforcement of rights hereunder or thereunder, (iv) to (a) any assignee, or any prospective assignee of, any of UBS’s or UBSS’s rights or obligations under this Agreement, (b) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Parent, Merger Sub, or the Acquired Business or their obligations or (c) any rating agency for the purpose of obtaining a credit rating, or (v) to the extent such information (x) becomes publicly available other than as a result of a breach hereof or (y) becomes available to the Administrative Agent, any Lender, the Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than Parent or Merger Sub.
     Other Services.
          Parent and Merger Sub acknowledge and agree that we and/or our affiliates may be requested to provide additional services with respect to Parent, Merger Sub, the Acquired Business and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit us or any of our affiliates to provide any services other than as set out herein. Parent and Merger Sub acknowledge that UBSS is acting as financial advisor to the Acquired Business in connection with various matters, including the Transactions.
     Governing Law, Confidentiality, Etc.
          This Commitment Letter and the commitment of the Lenders shall not be assignable by Parent and Merger Sub without the prior written consent of us and the Lenders, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us in such manner as we and our affiliates may agree in our sole discretion. Parent and Merger Sub also agree that UBS may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. Parent and Merger Sub further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to Parent, Merger Sub, the Acquired Business, or any of their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the transactions contemplated hereby. We agree to treat, and cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with customary banking industry practices.
          This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and Parent and Merger Sub. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each Indemnified Person.
          This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. Parent and Merger Sub hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to Parent or Merger Sub shall be effective service of process against Parent or Merger Sub, as applicable, for any suit, action or proceeding relating to any such dispute. Parent and Merger Sub irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction Parent or Merger Sub, as applicable, is or may be subject by suit upon judgment. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Fee Letter in dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures, UBS could purchase (and remit in New York City) dollars with such other currency on the business day preceding that on which final judgment is given. The obligation in respect of any sum due hereunder or under the Fee Letter shall, notwithstanding any judgment in a currency other than dollars, be discharged only to the extent that on the business day following its receipt of any sum adjudged to be so due in such other currency, UBS may, in accordance with normal banking procedures, purchase (and remit in New York City) dollars with such other currency; if the dollars so purchased and remitted are less than the sum originally due to the Lenders, UBSS or any Indemnified Person in dollars, Parent or Merger Sub agree, as a separate obligation and notwithstanding any such judgment, to indemnify the relevant payee against such loss, and if the dollars so purchased exceed the sum originally due in dollars, such excess shall be remitted to you.
     Patriot Act.
          We hereby notify Parent or Merger Sub that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and the other Lenders may be required to obtain, verify and record information that identifies Parent, Merger Sub and the Acquired Business, which information includes the name, address and tax identification number and other information regarding them that will allow us or such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Lenders.
          Please indicate your acceptance of the terms hereof and of the Term Sheets, the Conditions Annex and the Fee Letter by returning to us executed counterparts of this Commitment Letter, the Fee Letter not later than 5:00 p.m., New York City time, on September 6, 2006 (the “Deadline”). This Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSS to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof on or prior to the Deadline. Upon the earliest to occur of (A) the execution and delivery of the Bank Documentation by all of the parties thereto, (B) October 30, 2006, if the Bank Documentation shall not have been executed and delivered by all such parties prior to that date and (C) if earlier than (B), the date of termination of the Acquisition Agreement, this Commitment Letter and the commitments of the Lenders hereunder and the agreement of UBSS to provide the services described herein shall automatically terminate unless the Lenders and UBSS shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheets and the Fee Letter shall survive termination of (i) this Commitment Letter (or any portion hereof) and (ii) any or all of the commitments of the Lenders hereunder. The provisions under the headings “Syndication” and “Clear Market” above shall survive the execution and delivery of the Bank Documentation.
[Signature Page Follows]

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               We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

UBS LOAN FINANCE LLC
By:	/s/ James Boland
	Name:	James Boland
	Title:	Managing Director

By:	/s/ Warren Jervey
	Name:	Warren Jervey
	Title:	Executive Director & Counsel Region Americas Legal

UBS SECURITIES LLC
By:	/s/ James Boland
	Name:	James Boland
	Title:	Managing Director

By:	/s/ Warren Jervey
	Name:	Warren Jervey
	Title:	Executive Director & Counsel Region Americas Legal

Accepted and agreed to as of
the date first written above:

BLUE PEARL MINING LTD.
By:	/s/ Ian J. McDonald
	Name:	Ian J. McDonald
	Title:	Chairman & Chief Executive Officer

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BLUE PEARL USA LTD.
By:	/s/ Ian J. McDonald
	Name:	Ian J. McDonald
	Title:	Chairman & Chief Executive Officer

ANNEX I
BANK FACILITIES
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1
First Lien Facilities

Borrower:	Blue Pearl USA Ltd. (“Merger Sub”), a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”). Merger Sub will merge into the Acquired Business on the Closing Date, with the Acquired Business surviving the merger. Following the Acquisition, the Acquired Business will be known as the “Borrower”.

Sole Arranger:	UBS Securities LLC (“UBSS” or the “Arranger”).

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”), arranged by UBSS (collectively, the “Lenders”).

First Lien Administrative Agent, First Lien Collateral Agent and Issuing Bank:	UBS AG, Stamford Branch (the “First Lien Administrative Agent” and the “First Lien Collateral Agent”).

Swingline Lender:	UBS Loan Finance LLC.

Type and Amount of Facilities:	First Lien Term Loan Facility:

A first lien term loan facility (the “First Lien Term Loan Facility”) in an aggregate principal amount of $325.0 million.

Revolving Credit Facility:

A revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $25.0 million.

1	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

The First Lien Term Loan Facility and the Revolving Credit Facility are herein referred to collectively as the “First Lien Facilities.”

Purpose:	Proceeds of the First Lien Term Loan Facility will be used on the Closing Date to finance a portion of the Acquisition consideration and to pay fees, commissions and expenses in connection therewith. Following the Closing Date, the Revolving Credit Facility will be used by Borrower and its subsidiaries for working capital and general corporate purposes.

Closing Date:	The date of the closing of the Acquisition, but not later than October 30, 2006.

Maturity Dates:	First Lien Term Loan Facility: 6 years from the Closing Date.

Revolving Credit Facility: 5 years from the Closing Date.

Availability:	First Lien Term Loan Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, a single drawing may be made on the Closing Date of the full amount of the First Lien Term Loan Facility.

Revolving Credit Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, borrowings not to exceed an amount to be agreed may be made on the Closing Date and may be made at any time after the Closing Date to but excluding the business day preceding the maturity date of the Revolving Credit Facility.

Letters of Credit:	Up to $15.0 million of the Revolving Credit Facility will be available for letters of credit, on terms and conditions to be set forth in the Bank Documentation. Each letter of credit shall expire not later than the earlier of (i) 12 months after its date of issuance and (ii) the fifteenth day prior to the Maturity Date of the Revolving Credit Facility (the “Letter of Credit Expiration Date”); provided that, subject to the terms of the Bank Documentation, a letter of credit may provide that it shall automatically renew for additional periods but in any event not beyond the Letter of Credit Expiration Date.

Drawings under any letter of credit shall be reimbursed by Borrower on the same business day. To the extent that Bor-

rower does not reimburse the Issuing Bank on the same business day, the Lenders under the Revolving Credit Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Credit Facility commitments.

The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Swingline Facility:	Up to $5.0 million of the Revolving Credit Facility will be available for swingline borrowings, on terms and conditions to be set forth in the Bank Documentation.

Except for purposes of calculating the commitment fee described below, any swingline borrowings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.

Amortization:	First Lien Term Loan Facility: The First Lien Term Loan Facility will amortize in equal quarterly installments in annual amounts set forth below:

Year 1	$75,000,000

Year 2	$75,000,000

Year 3	$75,000,000

Year 4	$50,000,000

Year 5	$25,000,000

Year 6	$25,000,000

Revolving Credit Facility: None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or LIBOR, as described below (except that all swingline borrowings will accrue interest based on the Base Rate):

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears.

The Base Rate is defined as the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch.

Base Rate borrowings (other than swingline borrowings) will require one business day’s prior notice and will be in minimum amounts to be agreed upon.

B. LIBOR Option

Interest will be determined for periods to be selected by Borrower (“Interest Periods”) of one, two, three or six months (or twelve months if agreed to by all Lenders) and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable Interest Margin. LIBOR will be determined by the First Lien Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon.

Default Interest and Fees:	Upon the occurrence and during the continuance of an event of default, interest will accrue (i) in the case of past due principal, interest or premium (if any) on any loan at a rate of 2.0% per annum plus the rate otherwise applicable to such loan and (ii) in the case of any other past due amount, at a rate of 2.0% per annum plus the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility. Default interest shall be payable on demand.

Interest Margins:	The applicable Interest Margin will be the basis points set forth in the following table:

Commitment Fee:	A Commitment Fee shall accrue on the average daily unused amounts of the commitments under the Revolving Credit Facility.

Letter of Credit Fees:	Borrower will pay (i) the Issuing bank a fronting fee and (ii) the Lenders under the Revolving Credit Facility letter of credit participation fees equal to the Interest Margin for LIBOR Loans under the Revolving Credit Facility, in each case, on the average daily undrawn amount of all outstanding letters of credit. In addition, Borrower will pay the Issuing Bank customary issuance fees.

Mandatory Prepayments:	Loans shall be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to (a) 100% of the net after-tax cash proceeds received from the sale or other disposition of all or any part of the assets of Parent, Borrower or any of their respective subsidiaries after the Closing Date other than sales of inventory in the ordinary course of business and other exceptions to be agreed, including reinvestment rights to be agreed with respect to specified assets, (b) 100% of the net cash proceeds received by Parent, Borrower or any of their respective subsidiaries from the issuance of debt or preferred stock after the Closing Date, in each case other than exceptions to be agreed, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, Parent, Borrower or any of their respective subsidiaries after the Closing Date other than any proceeds: (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy Parent’s obligations to make contingency payments under the Acquisition Agreement (as in effect on the Closing Date), (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to Parent, Borrower or any of their respective subsidiaries, in each case subject to exceptions to be agreed, including the consent of the First Lien Administrative Agent to other uses to be agreed, and (e) 75% of excess cash flow of Borrower and its subsidiaries (to be defined in a manner to be agreed).

There will be no prepayment penalties (except LIBOR breakage costs) for mandatory prepayments.

Optional Prepayments:	Permitted in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

Application of Prepayments:	Optional prepayments of the First Lien Term Loan Facility will be applied to the scheduled amortization thereof on a pro rata basis. Mandatory prepayments will first be applied to the First Lien Term Loan Facility and be applied to the scheduled amortization thereof on a pro rata basis. If the First Lien Term Loan Facility has been repaid in full, the amount of any remaining mandatory prepayments made shall be applied to reduce commitments under the Revolving Credit Facility (and to repay loans thereunder and/or cash collateralize letters of credit, in each case, in an amount equal to the excess of the aggregate amount of such loans and letters of credit over the commitment thereunder as so reduced).

Guarantees:	The First Lien Facilities will be fully and unconditionally guaranteed on a joint and several basis by Parent and all of the existing and future direct and indirect subsidiaries of Borrower (collectively, the “Guarantors”), subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or would result in materially adverse tax consequences.

Security:	The First Lien Facilities and any hedging or treasury management obligations to which a Lender or an affiliate of a Lender is a counterparty will be secured on a pari passu basis by perfected first priority pledges of all of the equity interests of Borrower and each of Borrower’s direct and indirect subsidiaries, and perfected first priority security interests in and mortgages on substantially all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, intercompany notes, insurance policies, investment property, intellectual property, real property (including, but not limited to, mine-related assets), personal property (including, but not limited to, extracted mine-related assets) cash and proceeds of the foregoing) of Borrower and the Guarantors, wherever located, now or hereafter owned, except, in the case of any foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.

Conditions to Initial Borrowings:	Conditions precedent to initial borrowings under the First Lien Facilities will consist solely of those set forth in the Commitment Letter and in Annex III to the Commitment Letter.

Conditions to Each Borrowing:	Conditions precedent to each borrowing or issuance of a letter of credit under the First Lien Facilities will be those customary for a transaction of this type and others determined by UBS to be appropriate, including, (1) the absence of any continuing default or event of default, (2) the accuracy of all representations and warranties, (3) receipt of a customary borrowing notice or letter of credit request, as applicable, and (4) there being no legal bar to the lenders making the loan or the issuance.

Representations and Warranties:	Representations and warranties will apply to Parent and its subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

Accuracy and completeness of financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of the Bank Documentation; no conflict with law or material contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; payment of taxes; Federal Reserve regulations; ERISA; Investment Company Act; identity and ownership of subsidiaries; environmental matters; solvency; accuracy and completeness of disclosure; Patriot Act and anti-terrorism law compliance; and creation and perfection of security interests.

Affirmative Covenants:	Affirmative covenants will apply to Parent and its subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

Delivery of certified quarterly and audited annual financial statements of Parent on a consolidated basis and Borrower on a consolidated basis, monthly management reports within 30 days of the end of each calendar month, reports to shareholders, notices of defaults, litigation and other material events, budgets and other information customarily supplied in a transaction of this type; payment of other material obligations; continuation of business and maintenance of existence and material rights and privileges; compliance in all material respects with all applicable laws and regulations (including, without limitation, environmental matters, taxation and ERISA) and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; agreement to hold annual meetings of Lenders; further assurances (including, without limitation, with respect to security interests in after-acquired property); agreement to establish an interest rate protection program and/or have fixed rate financing on a percentage to be determined of the aggregate funded indebtedness of Borrower and its subsidiaries; and observation of corporate formalities and non-consolidation of corporate and financial structures.

Negative Covenants:	Negative covenants will apply to Parent, Borrower and each of their respective subsidiaries and will include (without limitation) (subject to customary materiality qualifications, exceptions and exclusions to be agreed):

1. Limitation on dispositions of assets and changes of business and ownership.

2. Limitation on mergers and acquisitions.

3.   Limitations on dividends, stock repurchases and redemptions and other restricted payments (subject to an exception permitting distributions to Parent to enable Parent to maintain its corporate existence (subject to usual and customary limitations to be agreed) and subject to an exception permitting Borrower to make restricted payments to Parent (or payments on behalf of Parent that would constitute restricted payments), in each case to enable Parent to satisfy its contingent obligations under, and in accordance with the terms of, the Acquisition Agreement as in effect on the date hereof so long as no default or event of default has occurred or is continuing and so long as immediately after giving effect to such restricted payment, Borrower is in pro forma covenant compliance).

4. Limitation on indebtedness (including guarantees and other contingent obligations) and preferred stock and prepayment, amendment and redemption thereof.

5. Limitation on loans and investments.

6. Limitation on liens and further negative pledges.

7. Limitation on transactions with affiliates.

8. Limitation on sale and leaseback transactions.

9. Limitation on capital expenditures.

10. Limitation on operating leases.

11.

12.  No modification or waiver of material documents (including, without limitation, charter documents of Parent and its subsidiaries or the Equity Financing) in any manner materially adverse to the Lenders without the consent of the Requisite Lenders.

13. No change to fiscal year other than to December 31.

Financial Covenants:	Financial covenants will apply to Parent, Borrower and all of their respective consolidated subsidiaries and will include (without limitation):

1. Minimum interest coverage ratio.

2. Maximum leverage ratio.

3. Minimum fixed charge coverage ratio.

Events of Default:	Events of default (with customary materiality qualifications, notice provisions and cure periods to be agreed) will include

(without limitation) the following: nonpayment, breach of representations and covenants, cross-defaults, loss of lien on collateral, invalidity of guarantees, bankruptcy and insolvency events, ERISA events, judgments and change of ownership or control (to be defined).

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under one or more of the First Lien Facilities. Assignments will require payment of an administrative fee to the First Lien Administrative Agent and the consents of the First Lien Administrative Agent and, in the case of an assignment of commitments in respect of the Revolving Credit Facility, Borrower, which consents shall not be unreasonably withheld; provided that (i) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender and (ii) no consent of Borrower shall be required during a default or prior to the completion of the primary syndication of the First Lien Facilities (as determined by UBSS). In addition, each Lender may sell participations in all or a portion of its loans and commitments under one or more of the First Lien Facilities; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the First Lien Facilities (except as to certain basic issues).

Expenses and Indemnification:	All reasonable out-of-pocket expenses (including but not limited to reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of UBS, UBSS, the First Lien Administrative Agent, the First Lien Collateral Agent and the Issuing Bank associated with the syndication of the First Lien Facilities and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Parent and Borrower. In addition, all out-of-pocket expenses (including but not limited to reasonable legal fees and expenses) of the Lenders and the First Lien Administrative Agent for workout proceedings, enforcement costs and documentary taxes associated with the First Lien Facilities are to be paid by Parent and Borrower.

Parent and Borrower will indemnify the Lenders, UBS, UBSS, the First Lien Administrative Agent, the First Lien Collateral Agent and the Issuing Bank and their respective af-

filiates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of any loans made under the First Lien Facilities; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

Yield Protection, Taxes and Other Deductions:
The Bank Documentation will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of LIBOR, breakage losses, reserve and capital adequacy requirements. All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office). The Lenders will use commercially reasonable efforts to minimize to the extent possible any applicable taxes and Borrower and other loan parties will gross up all payments which are subject to such taxes and indemnify the Lenders and the First Lien Administrative Agent for such taxes paid by the Lenders and the First Lien Administrative Agent, as the case may be.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the First Lien Facilities, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total loans and commitments under the First Lien Facilities.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to UBS, UBSS, the First Lien Administrative Agent, the Issuing Bank and the First Lien Collateral Agent:	Cahill Gordon & Reindel LLP and Blake, Cassels & Graydon LLP.

ANNEX II
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
Second Lien Facility2

Borrower:	Blue Pearl USA Ltd. (“Merger Sub”), a wholly owned subsidiary of Blue Pearl Mining Ltd. (“Parent”). Merger Sub will merge into the Acquired Business on the Closing Date, with the Acquired Business surviving the merger. Following the Acquisition, the Acquired Business will be known as the “Borrower”.

Sole Arranger:	UBS Securities LLC (“UBSS” or the “Arranger”).

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”), arranged by UBSS (collectively, the “Lenders”).

Second Lien Administrative Agent and Second Lien Collateral Agent:	UBS AG, Stamford Branch (the “Second Lien Administrative Agent” and the “Second Lien Collateral Agent”).

Type and Amount of Facility:	A Second Lien Facility (the “Second Lien Facility”) in an aggregate principal amount of $125.0 million.

Purpose:	Same as First Lien Term Loan Facility.

Closing Date:	Same as First Lien Facility.

Maturity Date:	6-1/2 years from the Closing Date.

Availability:	Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, a single drawing may be made on the Closing Date of the full amount of the Second Lien Facility.

Amortization:	None.

Interest:	Interest options and default interest will be substantially identical to those in the Bank Documentation for the First Lien Facilities.

[2]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

The applicable Interest Margin will be the basis points set forth in the following table.

Mandatory Prepayments:	After the First Lien Facilities have been paid in full and the Revolving Credit Facility commitments have been terminated, loans shall be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to (a) 100% of the net aftertax cash proceeds received from the sale or other disposition of all or any part of the assets of Parent, Borrower or any of their respective subsidiaries after the Closing Date other than sales of inventory in the ordinary course of business and other exceptions to be agreed, including reinvestment rights to be agreed with respect to specified assets, (b) 100% of the net cash proceeds received by Parent, Borrower or any of their respective subsidiaries from the issuance of debt or preferred stock after the Closing Date, in each case other than exceptions to be agreed, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, Parent, Borrower or any of their respective subsidiaries after the Closing Date other than any proceeds: (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy Parent’s obligations to make contingency payments under the Acquisition Agreement (as in effect on the Closing Date), (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to Parent, Borrower or any of their respective subsidiaries, in each case subject to exceptions to be agreed, including the consent of the First Lien Administrative Agent to other uses to be agreed, and (e) 75% of excess cash flow of Borrower and its subsidiaries (to be defined in a manner to be agreed)

Optional Prepayments:	After the First Lien Facilities have been repaid in full and the Revolving Credit Facility commitments have been terminated, optional prepayments of the Second Lien Facility will be permitted in whole or part, with prior notice but without premium or penalty, except LIBOR breakage costs and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments; provided that no optional prepayment shall be made prior to the date one year following the Closing Date.

Prepayment Premium:	All prepayments and refinancings (in whole or in part) of the Second Lien Facility will be accompanied by a premium of (i) during the second year following the Closing Date, 2% of the principal amount thereof, (ii) during the third year following the Closing Date, 1% of the principal amount thereof and (iii) thereafter, 0% of the principal amount thereof.

Guarantees:	The Second Lien Facility will be fully and unconditionally guaranteed on a joint and several basis by each of the guarantors of the First Lien Facilities (collectively, the “Guarantors”).

Security:	The Second Lien Facility will be secured by a subordinated lien on the assets securing the First Lien Facilities, such lien being subordinated only to the lien securing the First Lien Facilities and permitted hedging and treasury management obligations secured equally and ratably with the First Lien Facilities.

Conditions to Borrowing:	Substantially identical to those conditions applicable to the initial extension of credit under the First Lien Facilities.

Representations and Warranties:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Affirmative Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Negative Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Financial Covenants:	Substantially identical to those in the Bank Documentation for the First Lien Facilities (except that financial covenant ratios for the Second Lien Facility are expected to be less stringent than those applicable to the First Lien Facilities).

Events of Default:	Substantially identical to those in the Bank Documentation for the First Lien Facilities, except that a non-payment covenant breach (prior to acceleration) under the First Lien Facilities will not be an event of default under the Second Lien Facility unless, in the case of a covenant that is not a financial maintenance covenant, such default continues for a specified period.

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under the Sec-

ond Lien Facility. Assignments will require payment of an administrative fee to the Second Lien Administrative Agent and the consent of the Second Lien Administrative Agent, which consent shall not be unreasonably withheld; provided that no consent shall be required for an assignment to an existing Lender or an affiliate of an existing Lender. In addition, each Lender may sell participations in all or a portion of its loans and commitments under the Second Lien Facility; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Second Lien Facility (except as to certain basic issues).

Expenses and Indemnification:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Yield Protection, Taxes and Other Deductions:	Substantially identical to those in the Bank Documentation for the First Lien Facilities.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the Second Lien Facility, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total loans and commitments under the Second Lien Facility.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to UBS, UBSS, the Second Lien Administrative Agent and the Second Lien Collateral Agent:	Cahill Gordon & Reindel LLP and Blake, Cassels & Graydon LLP.

ANNEX III
CONDITIONS TO CLOSING3
          The commitment of the Lenders under the Commitment Letter with respect to the Bank Facilities, the agreements of UBS and UBSS to perform the services described in the Commitment Letter, the consummation of the Transactions and the funding of the Bank Facilities are subject to the conditions set forth in the Commitment Letter and satisfaction of each of the conditions precedent set forth below.
          1. UBS and UBSS shall have reviewed, and be reasonably satisfied with, the final structure, terms and conditions and the documentation relating to the Acquisition, including the Acquisition Agreement (collectively, the “Acquisition Documents”), and each of the other Transactions (it being understood that UBS is satisfied with the draft of the Acquisition Agreement and the disclosure schedules and exhibits thereto received by Cassels Brock on September 1, 2006 and provided to UBS and UBSS. The Acquisition and the other Transactions shall be consummated concurrently with the initial funding of the Bank Facilities in accordance with the Acquisition Documents and such other documentation without material waiver or amendment thereof unless consented to by UBS and UBSS.
          2. Borrower shall have received the Equity Financing. The terms and documentation of the Equity Financing shall be reasonably satisfactory to UBS and UBSS.
          3. UBS and UBSS shall have reviewed, and be reasonably satisfied with, the ownership, corporate, legal, tax, management and capital structure of Borrower and its subsidiaries (after giving effect to the Transactions) and any securities issued, and any indemnities, employment and other arrangements entered into, in connection with the Transactions.
          4. UBS and UBSS shall have received, reviewed, and be satisfied with, (i) unaudited consolidated and consolidating balance sheets and related statements of income of the Acquired Business and information regarding production for each fiscal month ending more than 30 days after the last month covered by the Unaudited Financial Statements and for the comparable periods of the preceding fiscal year, (ii) a pro forma consolidated and consolidating balance sheet and related statements of income and cash flows for Borrower (the “Pro Forma Financial Statements”), as well as pro forma levels of EBITDA (“Pro Forma EBITDA”), for the last fiscal year covered by the Audited Financial Statements and for the latest twelve-month period ending more than 15 days prior to the Closing Date, in each case after giving effect to the Transactions and (iii) forecasts of the financial performance of Borrower and its subsidiaries (x) on an annual basis, through 2013 and (y) on a quarterly basis, through 2007. The financial statements referred to in clauses (i) shall be prepared in accordance with accounting principles generally accepted in the United States. The Pro Forma Financial

[3]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex III is attached.

Statements and the Pro Forma EBITDA shall be consistent in all material respects with the sources and uses described in the Commitment Letter and the forecasts provided to the Lenders prior to the date of the Commitment Letter. The Pro Forma Financial Statements shall be prepared on a basis consistent with pro forma financial statements set forth in a prospectus filed with the Securities regulatory authorities across Canada.
          5. Parent and its subsidiaries and the transactions contemplated by the Commitment Letter shall be in compliance, in all material respects, with all applicable foreign and U.S. federal, state and local laws and regulations, including all applicable environmental laws and regulations. All necessary governmental and material third party approvals in connection with the Transactions shall have been obtained and shall be in effect.
          6. Sources and uses of funds and the assumptions relating thereto (including indebtedness or preferred equity of Parent, Borrower, the Acquired Business or any of their respective subsidiaries after giving effect to the Transactions) shall be as set forth in the Commitment Letter.
          7. Pro Forma EBITDA (calculated in a manner acceptable to UBSS) for the latest twelve-month period ending more than 15 days prior to the Closing Date shall not be less than $500.0 million (the “Trailing Twelve Months EBITDA Amount”). The ratio of (x) pro forma total consolidated indebtedness of Borrower as of the Closing Date after giving effect to the Transactions to (y) the Trailing EBITDA Amount shall not be greater than 0.9x.
          8. The Lenders shall have received all opinions, certificates and closing documentation usual and customary for transactions of this type as UBS and UBSS shall reasonably request, in form and substance reasonably satisfactory to UBS and UBSS.
          9. Borrower and each of the Guarantors shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.
          10. All costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors) and other compensation payable to the Lenders, UBSS, UBS, the First Lien Administrative Agent, the First Lien Collateral Agent, the Second Lien Administrative Agent and the Second Lien Collateral Agent shall have been paid to the extent due.
          11. All of the requirements referred to in the Commitment Letter in the last paragraph under the heading “Syndication” shall have been satisfied, and the Closing Date shall not occur less than 21 days after the delivery to UBSS of the final confidential information memoranda referred to therein.
          12. The First Lien Collateral Agent shall have a perfected, first priority lien on and security interest in all assets as required in the First Lien Term Sheet under the heading “Security.” The Second Lien Collateral Agent shall have a perfected, second priority lien on and security interest in all assets as required in the Second Lien Term Sheet under the heading “Security.” The First Lien Collateral Agent, the Second Lien Collateral Agent and Borrower shall have entered into an intercreditor agreement with terms and conditions reasonably acceptable to UBS and UBSS.
          13. Borrower shall have appointed an independent public accounting firm of recognized national standing satisfactory to UBS in its reasonable discretion.